EXHIBIT 12.2

TEXTRON INC.

INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended June 28, 2014

Fixed charges:

Interest expense*	$94
Estimated interest portion of rents	16

Total fixed charges	$110

Income:
Income from continuing operations before income taxes	$335
Fixed charges	110

Adjusted income	$445

Ratio of income to fixed charges	4.05

*       Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.